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Exhibit 12.2

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

	Six Months Ended June 30,
(In millions)	2008	2007
Earnings (loss):
Earnings (loss) before income taxes & adjustments for minority interest and equity earnings of affiliates	$(3,328)	$243
Add (deduct):
Fixed charges, from below	409	469
Interest capitalized	(10)	(9)
Minority interest	(1)	(1)

Earnings (loss) as adjusted	$(2,930)	$702

Fixed charges:
Interest expensed and capitalized and amortization of debt discounts and issuance costs(a)	$260	$345
Portion of rental expense representative of the interest factor	149	124

Fixed charges, as above	409	469
Preferred stock dividend requirements (pre-tax)(b)	2	10

Fixed charges including preferred stock dividends	$411	$479

Ratio of earnings to fixed charges	(c )	1.50

Ratio of earnings to fixed charges and preferred dividend requirements	(c )	1.47

(a)
Amortization of debt discounts includes amortization of fresh-start valuation discounts.

(b)
2007 dividends were adjusted using an estimated 2007 effective tax rate of approximately 47%. The Company had an immaterial tax rate in the 2008 period.

(c)
Earnings were inadequate to cover both fixed charges and fixed charges and preferred dividend requirements by $3.3 billion for the six months ended June 30, 2008.

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  Exhibit 12.2
United Air Lines, Inc. and Subsidiary Companies Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements